                                   Filed by: Global Marine Inc.
                                   This Communication is filed pursuant to Rule
                                   425 under The Securities Act of 1933, as
                                   amended, and deemed filed pursuant to Rule
                                   14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: Global Marine Inc.
                                   Commission File Number: 1-5471

ADDITIONAL INFORMATION

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission on October 17, 2001. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone:
972-701-7524, Fax: 972-701-7737.

PARTICIPANTS IN SOLICITATION

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001.

                                         Global Marine
                                         Third Quarter Earnings Q3GLM
                                         Moderator: Bob Rose
                                         October 15, 2001, 9:30 A.M. Central

Conference Coordinator:
Welcome to Global Marine's third-quarter earnings results. I'd now like to turn the meeting over to your host, Mr. Bob Rose, Chairman, President, and Chief Executive Officer. Go ahead, Mr. Rose.

Bob Rose:
Thank you. Good morning. With me this morning are Jon Marshall, Executive Vice President and Chief Operating Officer; Matt Ralls, Senior Vice President and Chief Financial Officer; Jim McCulloch, Senior Vice President and General Counsel; Marion Woolie, President of Global Marine Drilling; Doug Vrooman, President of ADTI; Doug Stegall, Vice President and Controller; Mike Dawson, Vice President of Investor Relations; and Nick Postolos, Manager of Financial Reporting. Before we begin, Jim McCulloch has a comment to make regarding our forward-looking statements.

Jim McCulloch:
Thank you, Bob. We believe it is in the best interest of our stockholders and the investment community to provide forward-looking information. We have done so in our earnings release and are likely to do so in this call. Our forward-looking statements include such things as our expectations for future performance and growth, our statements regarding future demand and markets for oil and gas and for offshore drilling rigs, our expectations regarding future rig utilization and day rates, margin, estimated costs and expenses and our capital spending plans, our expectations regarding the proposed merger with Santa Fe International Corporation, and other statements that are not historical fact. Please understand, however, that we will not respond to questions or otherwise discuss specific earnings projections or other material items not previously disclosed. Our forward-looking statements speak only as of today and are based on available industry, financial, and economic data and our operating plan. They are also inherently uncertain, and investors must recognize that events could turn out to be materially different from what we expect. Please refer to our earnings release and to our latest annual report on Form 10K and subsequent SEC filings for more information about risk factors that could contribute to such differences.

Bob Rose:
Thank you, Jim. Our third-quarter financial and operating results were very strong. Global Marine's worldwide fleet utilization was 95% and our average dayrates reached $78,000.00 a day, the highest in the company's history. And a statistic that I am particularly focused on - non-revenue downtime on our ultra-deep water fleet was just one-half of 1% and a quarter, and has averaged less than 1% year-to-date. We set out to assemble the best deep-water team in the industry, and they are making us proud. In the Gulf of Mexico, industry jackup utilization was 79%, while Global Marine achieved a rate of 98%. One of the strengths of Global Marine is the ability to achieve superior dayrates and a rising market and superior utilization in a weak market as the Gulf of Mexico is today. Another strength of Global Marine is our market diversification. While Gulf of Mexico dayrates have been under pressure due to softening U.S. natural gas prices, our international segment enjoyed average dayrates 4% higher than in the second quarter of the year. Our drilling management services sector performed extremely well in the third quarter. ADTI operated an average of 9 rigs during the quarter, which is down from about 11 rigs in the second quarter. While ADTI has seen a reduction in its activity level due to weak domestic gas market, they still managed to complete about 19 turnkey projects during the quarter. And despite the reduced activity level, execution was outstanding and margins improved again, which leads us to the topic on everybody's mind: the Gulf of Mexico. In our July conference call, I opined that the U.S. natural gas balance might take a couple of quarters to resolve itself as high depletion rates and recovering demand converged to incentivize more drilling. The weakening in the economy, exacerbated by the tragic events of September the 11th, have obviously pushed the inflection point further out into the future. In the meantime, dayrates in the Gulf may reach cash break even. The ultimate beneficiary of these lower dayrates will be those E&P companies that, through foresight and conviction, choose to take advantage of the low cost structure that can be achieved during this time. If people were generally surprised at the speed of the last recovery in the Gulf, they will be amazed at the next. If OPEC can keep oil prices in the low 20s, the international markets will likely remain robust. And when the Gulf activity does turn up, the international markets will be in no position to supply rigs to the Gulf of Mexico as they did in the 1999-2000 period. Strong international markets have recently attracted several rigs away from the Gulf and a few more will follow. In the third quarter, Global Marine mobilized 1 rig to West Africa and 1 to Trinidad. Today we are pleased to announce that we received a commitment that will allow us to move the Adriatic III to Trinidad for a multi-well program beginning later this month. We will continue to pursue attractive opportunities to mobilize our Gulf of Mexico rigs to stronger international markets. Our biggest news, however, was the September announcement of our merger agreement with Santa Fe International. Progress toward a closing is moving along

                                         Global Marine
                                         Third Quarter Earnings Q3GLM
                                         Moderator: Bob Rose
                                         October 15, 2001, 9:30 A.M. Central

ahead of schedule. We've received clearance on Hart Scott Rodino and are awaiting word from the Office of Fair Trading in the U.K. Our current timeline has the stockholders vote and closing day as November the 20th. We're very excited about this transaction. Now to discuss our financial results in more detail, I'll turn it over to Matt Ralls.

Matt Ralls:
Thank you, Bob. The net income for the third quarter was 62.1 million dollars, that was 34 cents a share on a diluted basis. That was up 92% versus the 32.3 million dollars or 18 cents a share in the third quarter of 2000 and flat versus the 61.5 million or 34 cents a share for the second quarter of this year. On a year-to-date basis, net income was 164.3 million dollars or 91 cents a share, and that excludes the 12-cent gain on the sale of our concrete island drilling system rig in the second quarter of this year and for the 9 months was up 125% versus $73,000,000.00 or 41 cents a share for the same period of 2000. Looking first at contract drilling, as Bob already mentioned, utilization fell slightly to 95% from the 99% level that we had in the second quarter of this year due to some idle time on the Grand Banks and shipyard time on the Baltic, both of which rigs have since gone on to contracts. At the same time, fortunately, average dayrate increased from 75.5 thousand in the second quarter of this year to 78,000 or about a 3% increase so that contract drilling revenues were 2% higher in the third quarter of this year versus the second quarter. In the case of - compared to, rather, the third quarter of last year, utilization in that period was only 85% with an average dayrate of only 59% so the contract drilling revenue in the third quarter of this year was 45% higher than the same quarter of last year. Looking at the expense side of the equation, contract drilling expenses were $105,000,000.00 in the third quarter and that was up 8% over the second quarter's 97.1 million dollars and up 36% over the same quarter as last year. In the comparison to the second quarter it was higher due to higher labor and R&M expense on several rigs, and compared to last year just a result of higher activity levels pretty much across the board, including the startup of the Jack Ryan late last year. Looking at year-to-date numbers, utilization for the 9 months was 94%. That compares to 82% for the same period last year. Our average dayrate was $75,000.00 or 31% higher than the 57.1 thousand last year. That led to $626,000,000.00 in contract drilling revenues for the 9-month period which is 52% higher than last year while contract drilling expenses were only 34% higher at $290,000,000.00. Turning to drilling management now, as Bob said, we had 29 turnkey projects during the third quarter. That compares to 44 in the second quarter of this year and 37 in the same quarter of last year. When you look at that on the revenue side, our revenues were down significantly from the second quarter of this year. We had 88.5 million dollars in revenue, which was 43% lower than the 154.5 million we had in the second quarter. However, our operating income was down only 5%. We had 10.3 million of operating income in the second quarter and 9.8 in the third quarter as the result of a significant improvement, as Bob already mentioned, in the execution of that unit with an operating income margin of 11.1% in the third quarter versus 6.7% in the second quarter. On a year-to-year comparison, revenues were down in this quarter 21% compared to the same quarter in 2000 while operating income was up 53% as a result of the margin in the third quarter last year being only 5.7, again compared to the 11.1% margin in the third quarter this year. So, again, a very good quarter for them. In terms of bid activities, we had 122 bids in the quarter. That's down from 145 bids in the second quarter of this year and down substantially from the 210 bids that we had in the third quarter of 2000 which, of course, preceded our record level of activity in the fourth quarter of last year. On a year-to-date basis, we've now had 83 turnkey wells drilled versus 75 last year and 18 turnkey completions versus 21 last year for a total number of projects to date of 101 this year versus 96 last year. We have indicated to you in previous conference calls that we thought we might be somewhere between 100 and 120 turnkey wells drilled; we now think we'll be much closer to the lower end of that range as a result of the drop-off we've seen in the activity levels. On the revenue side, we were at 327,000,000 for drilling management services for the 9 months versus 281,000,000 last year with operating income of 20.6 million versus 19.5 last year, and our operating margin for the year 2001 at 6.3% which compares to 6.9% last year. And that 6.3% this year reflects the fact that we had virtually a break-even quarter in the first quarter of this year. Now going to some general comments, our G&A expenses for the quarter were 5.4 million dollars. That was down from 6.3 million dollars in the second quarter, which really reflects just some timing issues with regard to some IT expenses and also the fact that we had no long-term incentive plan charges into the quarter due to lower stock prices. Our tax rate was 22.2% for the quarter versus 29.5% in the second quarter of this year which, again, as we discussed last quarter, included a discrete charge on the sale of the Beaufort Sea number 1, our concrete island drilling system. We do expect the rates for the fourth quarter to be around 22% reflecting - and possibly even slightly below that, but in the 22% neighborhood
- reflecting lower Gulf of Mexico activity. In terms of capital expenditures for the quarter, we had 35.2 million dollars worth. Eleven of that went to the Baltic. About 8 1/2 million dollars was spread across the Lab, Jutlander and Luigs. We had 15.8 million dollars for maintenance cap ex. Projected cap ex for he

                                      Global Marine
                                      Third Quarter Earnings Q3GLM
                                      Moderator: Bob Rose
                                      October 15, 2001, 9:30 A.M. Central

fourth quarter is approximately $22,000,000.00. That would bring us to somewhere around $91,000,000.00 for the year or slightly below the number we've been giving you of about 95,000,000. We could close the gap a little bit on that, but that's our estimate for the time being. Bob mentioned to you that we have been approved by the SEC - that we have gone effective on our registration statement. Our shareholder vote will be on November 20th. I just wanted to remind you of a couple of issues and give you a couple of data points with regard to the accounting treatment and some of those related issues. But, again, while Santa Fe will be the legal acquirer, Global Marine is the accounting acquirer in this transaction which means that it will be Global Marine's financial statements going forward. Consequently, our fourth-quarter results will be based on Global Marine's standalone performance for 50 days and the combined companies' performance for the final 42 days of the period. However, for EPS purposes, Global Marine's share base will be adjusted for the exchange ratio. So just to avoid going through all the arithmetic, let me tell you that the Global-Santa Fe estimated weighted average fourth-quarter outstanding shares we currently estimate as basic shares of 170.4 million and diluted shares, 177.4 million for the fourth quarter. Santa Fe's assets - because it's Global Marine's statements going forward. Santa Fe's assets would be the ones written up. The pro forma write-up in these are as of 6/30. We would expect to write up both sides of the balance sheet by about 1.15 billion dollars. On the asset side, that breaks down into roughly $700,000,000.00 write-up for net assets with the balance going into goodwill so that will be approximately $450,000,000.00. On the other side of the balance sheet, liabilities will increase by about $150,000,000.00 while equity will increase by very close to a billion, leaving us with a very strong balance sheet with equity on a pro forma basis again at 6/30. It'll be higher by the time you see year-end numbers, but at 6/30 an equity account of $4,000,000,000.00. I refer you to our registration statement, the pro forma financials included in there and including all of the footnotes for more detail on this part of the transaction. We also discussed at the time of the announcement of the transaction that we do expect about $30,000,000.00 in net expense reductions on a combined basis, and that is decreased G&A expenses, interest expenses, and taxes partially offset by higher DD&A expense. All of those numbers are the subject - all of those are estimated figures and will be - the estimates will be resolved over the next several weeks in all those cases, including appraisals on all of the equipment in support of the asset write-ups but we do believe that that $30,000,000.00 continues to be a good estimate of the net impact of those changes and very possibly we'll do somewhat better than that. That concludes our formal comments at this time. We'll turn it over to Kyle for some Q&A.

Conference Coordinator:
Okay. Thank you. At this time, if you have a question, press the 1 on your phone. You may remove that by pressing the pound key. Again, for questions, press the 1 on your touch-tone phone now. Okay, we'll go to Ken Sill with CSFB. Go ahead.

Ken Sill:
Good morning, gentlemen. Bob or one of the other guys, I'm wondering if you could comment on the outlook for the international market with the number of idle rigs in the Gulf of Mexico. Should we expect to see some weakness in some of the international markets in the next couple of quarters with the number of rigs idle in the Gulf?

Bob Rose:
Ken, clearly the international markets can't continue to be very, very buoyant while we've got this Gulf of Mexico continuing to deteriorate so I think you're going to see rigs migrate to some of the international markets. I don't see that being a lot of rigs. You have to bear in mind if you look at the Gulf of Mexico fleet, not all the jackups in the Gulf of Mexico are equipped or capable of operating in international arenas. So if you look at the rigs capable of being moved, there aren't that many. And secondly, people aren't going to move rigs out of the Gulf on the basis of short-term programs because I think everyone fully believes the Gulf of Mexico will rebound within the next couple of quarters, couple or three quarters. So therefore, people aren't going to move out of a market that has the potential of really coming back strongly unless they have good programs in some of the international arenas. So I think you'll see a few rigs move but it's not going to be a mass exodus.

Ken Sill:
And do you think that's just going to kind of cap international rates for awhile or will it pull them down a little bit of a margin over the winter?

Bob Rose:
I think you're certainly going to see the increase slow. As we mentioned, our rates internationally are up 4% over last quarter. I think that you're going to see that become more flat and you may see some slight deterioration in rates in certain areas, but we

                                       Global Marine
                                       Third Quarter Earnings Q3GLM
                                       Moderator: Bob Rose
                                       October 15, 2001, 9:30 A.M. Central

certainly don't believe you're going to see the kind of falloff we've had here in the Gulf. Marion may want to add something to this.

Man:
Ken, one thing that you've got to factor into it is the mobilization to get one of these rigs overseas. A typical rig moving to West Africa will cost you 2 1/2 million dollars now with the boat situation the way it is and boat availability is another issue. If you wanted to move a rig right now - big jackup - you know, you're looking at 1 boat available that you might could get in January. So that's the dampening effect. And then you've got, of course, the dayrate differential certainly has to be enough to recoup that 2 1/2 million-dollar-plus move over a period of time. So your rates will have to be higher internationally in order to leave.

Ken Sill:
Okay. I'm wondering if you are willing to comment on what kind of rate you're looking at for the Adriatic III and maybe run down where we sit in the Gulf of Mexico today.

Bob Rose:
We're - that job is going to be in the mid 40s with paid mobs and demobs. Comparatively speaking, in the Gulf of Mexico, the - actually we have 3 rigs idle as we speak. Two of our - all 3 of our High Island class rigs, one of them we're going to bring in and do - actually we have brought in and done the upgrade program on it. The bidding is anywhere from the high teens to low 20s and on the 300-footers there's probably a bidding process on some of the things we're looking at are in the mid-20s.

Ken Sill:
Okay. Thank you.

Conference Coordinator:
Okay. We'll go to George Gasper with Robert W. Baird. Go ahead, please.

George Gasper:
Yes. Good morning and congratulations on a good quarter in a rough market environment. Question is on the long-term debt structure. In the cash buildup you did a great job of building your cash and equivalents in the quarter and you have yourself a modest position there and marketable securities. In terms of the 910,000,000 of debt, I know you've mentioned in the past that you have a somewhat restricted potential of paying that down. Can you outline what your plan is? Because I assume with 22,000,000 of cap backs projected in the fourth quarter that this cash flow is - the cash is going to build up unless you can tell us otherwise, and what the plan might be to utilize this cash? Of course, coming over with the merger from Santa Fe, that may change things entirely. Can you give us a little color on this?

Matt Ralls:
Yeah. Let me say, George - this is Matt - we do expect, as we've told you all along, to end up with a healthy cash position by the end of the period - excuse me, by the end of the year. And we don't have any current intention of trying to go out in the market and acquire any of our debt. None of that debt is pre-payable, so we would have to basically buy it on the open market or tender for it. We don't have any plans to do that. Once the new board of the new company is constituted, then it will take into consideration - or under consideration, I should say - what to do about the pretty sizable cash position that the combined companies should have. But you should bear in mind, of course, that as we projected during the road show, we do expect the combined company to have something in the neighborhood of about $500,000,000.00 a year of capital expenditures for the next 2 years. So we do have a home for...

George Gasper:
Okay.

Matt Ralls:
For some of that cash.

George Gasper:
Okay. And then a question on depreciation - you mentioned that obviously the depreciation schedule's going to change looking toward trying to understand cash flow on a combined basis. With the accounting that's coming about in the consolidation and the markup of assets coming over from Santa Fe, can you guide us at all at this point in time on what that depreciation schedule might look like or change from your perspective and or Santa Fe's perspective coming into the merger?

                                        Global Marine
                                        Third Quarter Earnings Q3GLM
                                        Moderator: Bob Rose
                                        October 15, 2001, 9:30 A.M. Central

Matt Ralls:
Well, let me say this. From our perspective, it won't. Let me rephrase that. From the Global Marine sort of legacy assets, it won't change. The write-up will all occur with respect to the Santa Fe assets. And, as I mentioned earlier, we've really got those 4 categories of expenses, 3 of which are going down and 1 of which are going up, and all of which are the subject of estimates. And I prefer not to try to get any more specific with regard to any one category except to say that we'll have that sorted out after we get all the appraised values and the engineering assessments of remaining lives and that sort of thing done, but we would expect that that net number of around $30,000,000.00 reduced expenses will be a comfortable and possibly slightly low estimate of the expense reduction.

George Gasper:
Okay. All right, thank you.

Conference Coordinator:
Okay. We'll go to Scott Gill with Simmons and Company. Go ahead, please.

Scott Gill:
Yes. Good morning, gentlemen. I apologize for the hoarse voice here. Just a quick question, going back to the Adriatic III: is there any downtime for that rig planned before it moves to Trinidad?

Bob Rose:
There'll be some, obviously, between the finish of the current program and then getting to a boat but you're not talking about any protracted period of time. It's a short period of time. It's just meeting the timing of the well with the timing of the boat.

Scott Gill:
Okay. So there's no upgrade for the rig planned, then?

Bob Rose:
No.

Scott Gill:
Another question I have - I think it's the Celtic Sea is your next deep-water vessel with the soonest contract rollover. Is that correct?

Man:
Yes.

Scott Gill:
Can you tell us a little bit about the timing of that and what you're seeing in that market in terms of market rates for a rig of that caliber?

Bob Rose:
We're highly confident we've got the thing put away through the balance of the year and the dayrate range that we're talking to people in, depending on water depth capabilities, is in the 120s to 140s.

Scott Gill:
Okay. Any prospects for `02?

Bob Rose:
Yes.

Scott Gill:
Can you share a little...

Bob Rose:
No.

Scott Gill:
Okay. All right. Thank you, gentlemen.

                                        Global Marine
                                        Third Quarter Earnings Q3GLM
                                        Moderator: Bob Rose
                                        October 15, 2001, 9:30 A.M. Central

Conference Coordinator:
Okay. We'll go to Wesley Malt with Drifter. Go ahead.

Wesley Malt:
Hi. Good morning. Gentlemen, could you give us a flavor of what's going on in the North Sea right now for the jackup and semi market and likewise with the West African jackup market?

Bob Rose:
The West Africa jackup market is actually very good. We've got all our equipment booked, most of it - practically the whole fleet booked through year-end, and much of it well into the - actually starting out into the second quarter of 2002. The dayrates are holding strong. Net - some of the requirements that are on the table could say that there will be more equipment moving into West Africa.

Wesley Malt:
What do you see the rollover dayrates for a 300-footer right now in West Africa?

Bob Rose:
High 60s, low 70s.

Wesley Malt:
Okay.

Bob Rose:
And what was the other part of your question?

Wesley Malt:
In terms of the North Sea - particularly with the winter coming up - what do you see for the market in jackups and third-generation semis?

Bob Rose:
The jackup market's in pretty good shape. The semis - there are some semis stacked - you've hit the nail on the head (unintelligible) winter decline activity. Our - lots of activity talked about for the spring. People are already bidding jobs for the spring startup. Our rigs are booked out through the winter months, so I think we're pretty secure in that aspect from having any downtime. I do think the rigs that are idle probably within the next month or so are going to have a tough time getting spot work in the wintertime. The jackup market looks pretty stable and looks pretty good for some of the opportunities that we're bidding on in 2002.

Wesley Malt:
Okay. What do you see the rollover dayrates right now for the jackups and the third-gens?

Bob Rose:
The jackups - 60s to 70s. The semis are in the 80s.

Wesley Malt:
Okay. And in terms of the Gulf turnkey market, if I may ask, how are the bids going thus far in October?

Man:
They're fairly steady. We had a dramatic decrease in the beginning of the quarter and we're getting a steady bid rate of I'd say 10 a week for the last 3 or 4 weeks.

Wesley Malt:
Okay. And what - if I could ask Matt - in terms of the $700,000,000.00, you know, in assets that you're going to write-up - over how many years should we depreciate that?

Matt Ralls:
Well, Wes, it's - you have to - it's a little bit more complicated than that because you - first of all, that's a net asset right up. The PP&E account actually goes up by about $750,000,000.00. And that all goes back to my sort of vagueness about the amount of the increased depreciation. But we were previously given guidance that it would be somewhere maybe in the mid-30s or something, and I believe it'll be lower than that. But you have to - you don't just increase the - excuse me, you don't just depreciate the write-up because the lives change for the underlying bases as well.

                                        Global Marine
                                        Third Quarter Earnings Q3GLM
                                        Moderator: Bob Rose
                                        October 15, 2001, 9:30 A.M. Central

Wesley Malt:
Okay. So, perhaps, something like the low 30s you'd feel comfortable with, the best you could see right now?

Matt Ralls:
Well, yeah. Yeah, absolutely.

Wesley Malt:
Okay. Best of luck, gentlemen.

Matt Ralls:
Thank you.

Conference Coordinator:
Okay. We'll go to Doug Becker with BOA Securities. Go ahead, please.

Doug Becker:
Good morning. Just a quick question. You mentioned that you see the inflection point being pushed further out due to the Gulf of Mexico. Can you give a little more color on that in terms of timing? Second quarter, third quarter of 2002?

Bob Rose:
Well, that's - no, I can't. I mean, I'd love to be able to give you a date specific, but obviously so much of this will depend upon the economic recovery here in the United States and other places, the increased demand for energy, and consequently demand for natural gas and oil. And I - my magic crystal ball doesn't tell me precisely when that's going to occur, but we do know that with the reduced activity in drilling for natural gas, particularly in North America and the tremendous depletion rates that our reserves here have, that even if demand does not bond as fully as it was prior to the end of last year we're going to have to go back to drill just to meet the demand. So there is no question that there will be a recovery and it will be an extremely strong and quick recovery when it happens, but I can't tell you when that's going to be. My sense is it's probably 2 quarters or so away from now.

Doug Becker:
Okay. Thank you.

Conference Coordinator:
We have a question from Beau McKenzie with Dain Rauscher. Go ahead, please.

Beau McKenzie:
Hi, guys. I was wondering if you could go through on the international side possibly pro forma with you guys in Santa Fe and give us an idea of what your relative contract coverage might be in terms of days booked up through 2002? If you have that available?

Bob Rose:
Beau, I don't think we can give you a blow-by-blow on that, but it's my - if my memory serves me, I think we have 63% of rig days in 2002 contracted on a joint basis. Is that not...

Man:
Twelve months.

Bob Rose:
Yeah. Excuse me. Twelve months. Twelve months from now. We have now looking forward 12 months - we have 63% of our rig days contracted.

Beau McKenzie:
Bob, when you say that, do you mean total rig days or just the international rig days?

Bob Rose:
Total rig days.

Beau McKenzie:
Really?

Bob Rose:
Really.

                                       Global Marine
                                       Third Quarter Earnings Q3GLM
                                       Moderator: Bob Rose
                                       October 15, 2001, 9:30 A.M. Central

Beau McKenzie:
That's pretty impressive. All right, guys. Thanks a lot.

Bob Rose:
All right, Beau.

Conference Coordinator:
We'll go to Arvin Sanger with Deutschebank. Go ahead, please.

Arvin Sanger:
Thank you. Good morning. Couple of questions. One is - and I may have missed this, Bob, if you said that, but so far you've remained relatively unscathed by the decline in Gulf of Mexico utilization that has happened to, you know, to the overall market. Do you see your ability to maintain utilization at, you know, what kind of levels would you see over the next couple of quarters?

Bob Rose:
Arvin, we are not maintaining our utilization, unfortunately. We have 1 rig we've taken out of service to do an upgrade on in the Gulf of Mexico and we have 2 additional rigs - all 3 of which are 250-foot High Island Class that are down as we speak. And we would anticipate that that kind of idle time would probably be the norm for us - 2 or 3 rigs down on an ongoing basis until we see the thing turn around.

Man:
Let me add something there. We've also been able to capitalize on some good international jobs. We've moved Adriatic 9, the Baltic, and I don't know if you heard earlier - we've got a commitment to move the Adriatic III out of the Gulf of Mexico.

Arvin Sanger:
No, I didn't hear that. I guess the second question is given that you and all of your competitors have that idle time in the Gulf of Mexico and everybody's bidding rigs out of the Gulf to take advantage of the differential. I know we've not seen any meaningful pressure on international rates yet. Do you see that, you know, the bidding activity that you and others are doing internationally - is that starting to respond in some ways to the risk that people may be bidding rigs aggressively or is that not a concern because of physical limitation of, you know, the assets needed to move the rigs out of the Gulf of Mexico?

Bob Rose:
Arvin, we had that question earlier. Let me just give it to you - the answer - very quickly. In our view, you look at the physical limitation of the assets that you just mentioned. There aren't that many rigs that are attractive to move to international markets. And of those rigs that are attractive to move, you're only going to move it if you can see a relatively long-term program and significantly better rates because most of those, I do believe very strongly, we're going to see the Gulf of Mexico turn around in the next 6 or so months. So you're not going to move a rig internationally unless you've got a pretty good program because you know this market's going to improve. But the other part of your question is - are rig moves having an effect on international rates? And, of course, obviously they are to some extent; however, it hasn't been a very dramatic effect. In fact, the last quarter - Global Marine's international rates improved 4%. So you haven't seen - the detrimental effect on those rates would cause rates to decline.

Arvin Sanger:
Okay. And one last question on the Gulf of Mexico - I guess the jackup market started declining well before we really had a meaningful correction in natural gas prices and I guess we have heard of some explanations like prospect inventory shortages as well as maybe budget dislocations. Is it too early to see any signs of life in the Gulf of Mexico market or is it going to have to await a meaningful upturn in natural gas prices before any of those other issues that might (unintelligible) drilling might come back?

Bob Rose:
I think it's really too early to gauge, but clearly there are some positive things out there given the cost of rigs today. The cost to drill a well today is as cheap as it's been in the last few years, so anybody who has some foresight can really take the opportunity to get out there and get some projects done because we're not going to stay to long at 30-cent gas from now on, so I think there's some positive things. Budgets yet are still a big question mark for next year. Some companies are talking about becoming aggressive. Some companies are talking about staying on the sidelines. So until all that gets sorted out, it's a little early for us to really project or even have a good opinion about what the Gulf's going to look like early next year.

                                         Global Marine
                                         Third Quarter Earnings Q3GLM
                                         Moderator: Bob Rose
                                         October 15, 2001, 9:30 A.M. Central

Arvin Sanger:
Okay, great. Thank you.

Conference Coordinator:
To George Gasper, Robert W. Baird. Go ahead.

George Gasper:
Yes, thank you. Could you go over again - you may have mentioned - in terms of the 3 rigs that you have in Trinidad - that's the Adriatic 9, the Baltic, and the Adriatic III going in there - what's the range of dayrates and the terms that you're looking at now on the 3 units?

Bob Rose:
We had the Adriatic 7. Adriatic 9 went to Africa.

George Gasper:
Oh, okay. Excuse me.

Bob Rose:
The Adriatic 7, the Baltic, and the Lab are currently the ones in Trinidad and we will take the Adriatic III down there additionally. And those ranges from the mid-40s to the high, high 70s.

George Gasper:
Okay. And the range on the Adriatic III going down?

Bob Rose:
Mid-40s.

George Gasper:
And what's the term on it?

Bob Rose:
It's multi wells. Honestly, I think the rig will go - we've got about a half a year commitment, but I honestly think once it gets down there and stays with the gas market and drilling activity down there that rig will be down there for awhile.

George Gasper:
Okay. And on the West African area - how are you looking in terms of turnovers coming up? What are you looking at in terms of rig turnovers and the prospects on dayrates?

Bob Rose:
We've pretty much got - we've been pretty solid all the way through the first quarter of 2002 and the - I mean, there's a few wells to be picked up but - the activity level that we're hearing about tells you that there'll be rigs moving into West Africa next year. And those ranges and the turnovers that we've been looking at are in the high 60s to mid-70s.

George Gasper:
Okay. All right. Thank you. One question on turnkey - looking forward. You may have talked about this, but can you give us a thought on some kind of a target on turnkey wells to be drilled in the fourth quarter and what kind of a margin range could you suggest exclusive of difficult well-drilling activity?

Man:
I can tell you we're probably going to be in the low 20s with the number of turnkeys. Now the margin result - what we want and what we get is 2 different things. I would expect we'll be approximately at the same margin.

George Gasper:
Okay. And what - if you were to estimate on average the rig deployment that you're going to utilize in turnkey, how many units might that be?

Bob Rose:
I think we'll probably be averaging around 6.

George Gasper:
Six. Okay. Thank you.

                                          Global Marine
                                          Third Quarter Earnings Q3GLM
                                          Moderator: Bob Rose
                                          October 15, 2001, 9:30 A.M. Central

Conference Coordinator:
Okay. Over to Kerry Darling's site with Goldman Sachs. Go ahead.

Kerry Darling:
Thanks. Good morning. Kerry Darling. Just a quick follow-up on the turnkey outlook. Reasonable to assume that your revenues for turnkey are coming down, given the deterioration in rates, or is that number holding more firmly here in the near term?

Bob Rose:
No, you assume correctly. We come down on a revenue just matching the rig rates.

Kerry Darling:
Okay. Wanted to follow-up on contract drilling expenses in the quarter, Matt. I think you indicated really it was just higher labor and R&M expenses, which would sound like you would look for that number to be relatively flat sequentially. One, is that an accurate outlook? And number 2, how are we going to handle the accounting on the mobilizations here in the fourth quarter?

Man:
Terry, this is Mike. Some of that increase in expenses are result of salary increases, wage increases that were activated the 1st of July, about 2, 2 1/2 million dollars worth. And that's recovered out of higher dayrates that you're going to see that going forward, and there'll be a wage increase in the fourth quarter that'll have a similar kind of effect. I think about a million and a half of that gets recovered in higher dayrates. Also, the rigs that we move to West Africa and Trinidad - when we send those rigs to international markets, you know, additional spare parts and that sort of thing are added to the rigs and those are expense. The mobilization costs will be spread over the term of the contract on those that are being moved out of the Gulf.

Kerry Darling:
Okay. So overall, it sounds like, you know, other than the mobilization expenses, you know, nothing ought to - you shouldn't see much of a sequential decline?

Man:
Yeah, you might - you know, we do tend to skew a lot of the R&M to the summer months, but I think you're probably looking at something in the $100,000,000.00 a quarter level.

Kerry Darling:
And how much in mobilization expense is expected incrementally in the fourth quarter?

Man:
(Unintelligible) It's not a real significant number, Terry. I'll try to get it for you. But those are spread over, you know, the Baltic over a 6-month period and the Adriatic 9 was almost a year contract.

Kerry Darling:
Okay. Wanted to also follow-up on the earlier question on the outlook for the deep water market. You've got a number of rollovers beginning in I guess the middle of the second quarter of next year. When should we anticipate some visibility on those rollovers? Are you in discussions now or, you know, is the market pretty quiet for those units until the beginning of next year?

Man:
Our only rollover in the deep water arena next year is the Celtic Sea.

Kerry Darling:
Okay.

Man:
I'm not sure what...

Kerry Darling:
Yeah, I thought we had the Arctic for the middle of next year.

Man:
Oh, okay. In deep water. I'm looking at the - you're talking about all our floaters.

Kerry Darling:
Yeah. Sorry.

                                          Global Marine
                                          Third Quarter Earnings Q3GLM
                                          Moderator: Bob Rose
                                          October 15, 2001, 9:30 A.M. Central

Man:
The North Sea's going to - we're looking at dayrate ranges in the 80s. And the Celtic Sea, we talked about earlier, the 120 to 140 range and the prospect's there. We are bidding.

Kerry Darling:
Okay. Thanks very much.

Conference Coordinator:
Okay, Mr. Rose. We've got a couple questions left. We'll go to Robin Shoemaker with Bear Stearns.

Robin Shoemaker:
Yes, good morning. I just wanted to ask about the merger process. If you have not received U.K. clearance by November 20th, would you go ahead with the merger anyway? You have 15 rigs, I think, between the 2 of you in the North Sea so presumable they are looking at this...

Bob Rose:
Robin, we certainly don't anticipate any problem at all with that. We do expect to hear possibly early November from an agency, and as I mentioned we don't anticipate any difficulty with it whatsoever. We certainly didn't have the Hart-Scott and that would have been a much greater problem. But in the unlikely event that we haven't heard by November 20th, we would close, of course, subject to obtaining that final approval.

Robin Shoemaker:
Okay. My other question was for Marion. The high teens to low 20s dayrate that you mentioned as the high and sort of going rate now - is that truly above cash break-even as you calculate it?

Man:
You're getting a few thousand bucks over it. Not much.

Robin Shoemaker:
Okay.

Man:
Robin, I think we average 17 to 18.

Robin Shoemaker:
Okay. Thank you.

Conference Coordinator:
Okay. We'll go to Megan Bissell with ABN AMRO.  Go ahead.

Matt Conlan:
Yes. My questions have been answered. This is Matt Conlan. Thank you.

Conference Coordinator:
Okay. We'll go to Jim Crandall of Lehman Brothers.

Jim Crandall:
I have 3 brief questions. Number 1, what is your best estimate as to how many jackups out of the Gulf will move internationally by mid-year 2002? Secondly, jackup utilization in the Gulf I think went down 65 rigs and 54.7%. Where do you see the bottom and when do you see the bottom? And you could say either fourth quarter or first quarter. You don't have to give me the month and the day. And then third question is - to the extent the dayrates keep dropping here, would you think that Global Marine is below cash cost to keep their rigs working and to what extent do you think that contactors will layoff crews and stack their rigs here in the weeks to come given the state of the market?

Bob Rose:
Jim, there was a number of questions there. I'll take a stab at what I heard and let Marion or someone else fill you in on some of the other questions. Let me take your last point first in terms of contractors laying off crews. We have heard of at least 1 contractor who are laying off entire crews as they stack their rigs. I can't speak for what others might do. I can say that at Global Marine we do not intend to do that. Secondly, I think your question had to do with, would we operate our rigs below cash cost. It's unlikely that we would do so. What we would probably prefer to do - if we've identified a number of upgrades that we can be doing to our rigs then we'd probably bring

                                          Global Marine
                                          Third Quarter Earnings Q3GLM
                                          Moderator: Bob Rose
                                          October 15, 2001, 9:30 A.M. Central

those rigs in and keep them crewed and do the upgrade program. In terms of the turnaround, whether it's fourth quarter or first quarter or second quarter of next year, Jim, you'd have to tell me what natural gas prices are going to be and I could give you a much better answer. But I...

Jim Crandall:
Let's say they were the same. Let's say they remained at 2 to 2.25 versus the entire period. When do you think the bottom would be?

Bob Rose:
Well, I think - I'm hopeful that we're going to see the bottom in the fourth quarter of this year and that we'll start seeing things improve next year as budgets are approved and people go back to work. So many companies are just out of money right now but do have projects that they could do, even at the $2.30 gas price. So, I would be hopeful we'd see the bottom in the fourth quarter and start improving and going forth next year after new budget money is out there.

Jim Crandall:
And where approximately - where would you get in the fourth quarter, given the state of the market in your terms, we might bottom in terms of jackups under contract in the Gulf?

Bob Rose:
Jim, that would just be a wild-ass guess, but I would say it'd be something in the 70 range. What do we have today - 70 - 90 -79? I can't see that you'd see too much further decline from current levels.

Jim Crandall:
Okay. And last question, Bob, is - counting the Adriatic III, let's say, how many jackups do you think will move to international waters from the Gulf of Mexico from this date forward?

Man:
Till when? What period of time?

Jim Crandall:
Till June 30, 2002. Let's say the business in the Gulf picks up...

Man:
Half a dozen.

Bob Rose:
Yeah. Marion's saying half a dozen, and I would agree with that. You could see - you could probably see perhaps a half a dozen rigs move out to areas like perhaps the North Sea. Certainly West Africa would be primary candidates.

Man:
Middle East.

{CROSSTALK}

Man:
Southeast Asia might get 1. Middle East might get 1 or 2. About it, really.

Jim Crandall:
How many, Marion, of those half a dozen jackups do you think would be harsh environment jackups?

Marion:
Oh, maybe 1 or 2 at the most going to the North Sea. There's not that many harsh environment jackups here to start with to move.

Jim Crandall:
More than 1 or 2 if you count all the gorillas.

Man:
Yeah.

Jim Crandall:
Okay. Thank you and thank you for the answers. That's it.

                                          Global Marine
                                          Third Quarter Earnings Q3GLM
                                          Moderator: Bob Rose
                                          October 15, 2001, 9:30 A.M. Central

Conference Coordinator:
Okay, Mr. Rose. We'll take our last question from Beau McKenzie with Dean Rasher. Go ahead.

Beau McKenzie:
That's okay. Jim just got my questions in. Thanks.

Conference Coordinator:
Okay, Mr. Rose. I'll hand it back over to you for final comments.

Bob Rose:
Okay. Well, we thank you all for participating. Good questions. Obviously the next conference call that you hear from this company will be GlobalSantaFe, and we look forward to speaking with you then.